UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2006
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2005 SECOND HALF AND FULL YEAR RESULTS”

Quilmes Industrial S.A.

84 Grand-Rue • Luxembourg
Tel: +352.473.885 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

AMBEV RAISES STAKE IN QUINSA TO 97.16%

Luxembourg, August 8, 2006- Quilmes Industrial (Quinsa) Societe Anonyme (“Quinsa”) announced today the completion of the transaction announced on April 13, 2006 between its two largest shareholders. Under the terms of the transaction Beverage Associates (BAC) Corp. (“BAC”) sold all of its remaining 34.46%  economic interest to Companhia de Bebidas das Américas- AmBev (“AmBev”) for a total purchase price of US$1.25 billion. As a result of this transaction AmBev now owns a 91.18% economic interest (which represents a 97.16% voting interest) in Quinsa.

As a result of the closing, the shareholders agreement among Quinsa, AmBev and BAC that provided for joint control of Quinsa and shared board representation by BAC and AmBev was terminated. AmBev now has the voting power to determine all matters requiring Quinsa shareholder approval, including the power to select and elect all of Quinsa’s directors, alone. The directors previously elected upon the proposal of BAC have resigned as of the date hereof.

The Companies

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the sole Pepsi bottler in Argentina and Uruguay.

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma , Antarctica. AmBev also produces and distributes its own soft drink brands such as Guaraná Antartica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.
.

Date: August 8, 2006	By:	/s/ Agustin Garcia Mansilla

	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer